Response to item 11 of form SBSE-A

Skandinaviska Enskilda Banken AB ("SEB") is a Swedish Credit Institution licensed by Finansinspektionen (the Swedish supervisor) to provide banking and investment services. The shares of SEB are admitted to trading on Nasdaq OMX Stockholm, i.e. the Swedish regulated market for trading in equities operated by Nasdaq OMX Nordic. SEB is the parent company of the SEB Group.

The business activities of the SEB Group are carried out through the four Divisions; Corporate & Investment Banking (CIB), Wealth & Asset Management (WAM), Business & Retail Banking (BRB) and Baltic. Investment Banking (IB) is a business area within CIB.

The *Corporate & Investment Banking division* serves large corporate customers and financial institutions and offers advisory-driven commercial and investment banking services in the Nordic region, Germany, United Kingdom and through an international presence. The division has a full-service Offering supporting enterprises with capital and offering investment opportunities for pension funds and other investors. Customers are offered equity and debt capital markets transaction services, bilateral and syndicated loans as well as advice relating to acquisitions, divestments and mergers; products and services for managing customers' working capital and trade finance; brokerage and trading in foreign exchange, securities, interest rates, commodities and other derivatives; funds and other investment products; post-trade investor services such as custody, risk and valuation services and collateral management; macroeconomic analysis and securities research.

The *Wealth & Asset Management division* serves a wide range of client segments, including high net-worth individuals, business families, institutional investors, and corporate clients with products and services, such as asset management, investment advisory services and financing solutions, through three distinctive businesses areas: Asset Management, Life and Private Wealth Management & Family Office.

The *Business & Retail Banking division* serves private and corporate home bank customers in Sweden with universal and everyday banking services offered to private individuals and smaller companies. In addition, banking and advisory services are provided to medium-sized companies.

The *Baltic division* provides universal banking and advisory services to private individuals and all corporate customer segments in Estonia, Latvia and Lithuania.